WEIFANG UNIVERSITY, ITT TECHNICAL INSTITUTE, AND CIBT SCHOOL OF BUSINESS AND TECHNOLOGY CORP. AGREEMENT TO RUN SCHOOL JOINTLY

Party A: Weifang University (WFU) having an address at: 149 E. Dongfeng Street, Weifang, Shandong Province, P. R. China

Party B: ITT Technical Institute (ITT) having an address at: 9511 Angola Court Indianapolis, IN 46268-1119, USA

Party C: CIBT School of Business and Technology Corp. (CIBT) having an address at 1200 – 777 W. Broadway, Vancouver, B.C. Canada V5Z 4J7

Party A, Party B and Party C have had sufficient consultation and are in agreement to cooperate, and intend to cooperate as follows:

1. About Cooperation

The three parties, through cooperation, would together launch an internationally partnered educational program (hereinafter refer to as "Program"); bring in advanced teaching concepts, course curricula and materials, qualified instructors and management framework to enhance teaching standards.

1) **Mission**: To nourish and develop Chinese talents capable of working in the global economy, and to contribute to the international expansion of Weifang University, ITT Technical Institute and CIBT Canadian Institute of Business and Technology Corp.

2) **Positioning**: The Program is situated in Weifang as a Sino-foreign education cooperation program under Weifang University; and is incorporated in Weifang University's overall planning. The Program conducts education and instruction activities under the general guidance of Weifang University.

3) **Program Joint Administration Committee**: To maximize the regulatory benefits of Sino-foreign cooperation in running schools, and to effectively take the advantage of Sino-foreign education cooperation, the three parties co-establish a program joint administration committee that is responsible for all school running activities and decision-making regarding school-running matters. The program joint administration committee is composed of eight committee members recommended by three parties, with four members from Weifang University, three members from CIBT and one from ITT.

4) **Management**: Management personnel are all hired from within Weifang University and other places. These managers are not counted in Weifang University personnel quota.

2. Cooperation Details

Presently, the three parties plan to cooperate in launching associate degree programs from ITT Technical Institute.

3. Roles and Responsibilities

Party A -- Weifang University

1) Apply to the related Chinese government agencies, administer all necessary procedures for the Program, and harmonize the relationship with supervising government agencies and other organizations.
2) Starting from the year 2005, an active role will be taken in student recruitment and obtaining the student recruitment quota under the umbrella of WFU; the Program tuition will be in consensus with the rates for internationally partnered educational programs (subject to the approval of pricing agencies).
3) Provide supervision and instructions regarding teaching implementation and management of the Program.
4) Provide sufficient area on the university main campus (2,000 to 8,000 square meters) for the Program to use; the length of time for usage being seven years. Provide necessary working and living conditions as well as facilities for the instructors and management personnel of the Program.
5) Award relevant WFU Associate degrees to students who successfully complete their respective program of study.

Party B – ITT Technical Institute

ITT will provide the following administrative, academic, assessment and student services:

1) Evaluate admissions applications, and determine the transferability of academic credits issued by other institutions.
2) Provide curriculum of all the ITT courses including sample textbooks, syllabi and other teaching materials.
3) Provide administrative documents including the school catalog, student handbook, faculty manual, faculty development materials, faculty assessment materials, promotional materials, etc.
4) Provide pertinent faculty and staff support for such functions as faculty assessment, orientation to ITT's teaching/learning model and faculty development programs as necessary.
5) Provide students with access to ITT's internet-based, online library collection free of any charge.
6) Confirm student grades, academic credits and issue official ITT academic transcripts.
7) Award relevant ITT Associate degrees to students who successfully complete their respective program of study.

Party C: CIBT Canadian Institute of Business and Technology Corp.

1) Invest in cash and teaching equipment as needed by the Program, including the cash and equipment investment worth of RMB two million paid in installment within the six months following the official signing of the cooperation agreement among the three parties.
2) Subject to the Program's development, make further investment providing sufficient fund for the Program's further development.

3) Join hands with WFU in the implementation of the Program's teaching and financial management

4. Program Operation

1) The Program will operate in accordance to *Regulations of the People's Republic of China on Chinese-Foreign Cooperation in Running Schools*.
2) As an international partnered education program under WFU, the Program should draw on ITT and CIBT's various North American channels to support and assist the development of other WFU departments in the internationalization of WFU, particularly in such areas as introducing education programs for other WFU departments, creating opportunities for Sino-foreign cooperation, hosting western-standard management, English language, and career development related training sessions for WFU students.
3) The Program should keep "international" as its distinctive feature in running foreign and Sino-foreign cooperative programs. In the interim, the Program shall run some WFU teaching and education programs and integrate them with foreign programs wherever possible.
4) In accordance to the financial regulations on international education programs, the Program maintains an independent account as an exclusive channel for receiving and remittance activities. The Program is obliged to remit tuition and training fees to the foreign partners according to the agreement. Upon the approval of the Program Joint Administration Committee, the payment will be made through the channels and in the ways that are specified by state regulations. Weifang University may grant award and acknowledgement to individuals for exceptional contribution to the Program
5) Anything that is not specified here will be decided by three parties through consultation. Disputes that may occur will be brought forward to Shandong Provincial Ministry of Education for coordination and resolving in the light of pertinent policies.
6) The agreement is signed in Weifang and is valid for seven years. Within six months before the agreement expires, the three parties will consult with each other and decide whether or not to renew the agreement.
7) The agreement has been prepared in English and Chinese languages. In case of discrepancy between the English and Chinese versions, the Chinese version shall be deemed accurate. The agreement is made in three copies; each has the same legal binding. The signatures below indicate the approval from the signatory parties.

Weifang University
Signed by: [signature] Date: 2004. 11. 12

ITT Technical Institute
Signed by: Rene R Champagne CEO Date: September 16, 2004

CIBT Canadian Institute of Business And Technology Corp.
Signed by: [signature] Date: September 17, 2004